UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-38431

iQIYI, Inc.

9/F, iQIYI Innovation Building

No. 2 Haidian North First Street, Haidian District, Beijing 100080

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By	:	/s/ Xiaodong Wang
Name	:	Xiaodong Wang
Title	:	Chief Financial Officer

Date: November 28, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s discussion and analysis of financial condition and results of operations

Exhibit 99.1 sets forth the “Management’s discussion and analysis of financial condition and results of operations” section included in the Registrant’s preliminary offering memorandum dated November 28, 2018 in connection with the proposed offering of convertible senior notes

99.2	Unaudited Interim Condensed Consolidated Financial Statements

Exhibit 99.2 sets forth the unaudited interim condensed consolidated financial statements included in the Registrant’s preliminary offering memorandum dated November 28, 2018 in connection with the proposed offering of convertible senior notes